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                            June 3, 2021

       Kerry Xuefeng Chen
       Chief Executive Officer
       AiHuiShou International Co. Ltd.
       12th Floor, No. 6 Building, 433 Songhu Road
       Shanghai, People   s Republic of China

                                                        Re: AiHuiShou
International Co. Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed May 28, 2021
                                                            File No. 333-256615

       Dear Mr. Chen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed May 28, 2021

       Business
       Our Strategic Partners
       Other Internet Platforms, page 167

   1. Please revise the description of your business cooperation framework agreement with
                                                        Kuaishou to disclose
that the term of the initial agreement is 36 months.
       Related Party Transactions, page 206

   2. We note that you have included information in your Transactions with Related Parties section for
transactions for the three months ended March 31, 2021. Please update this disclosure through the
date of this document. See Item 7.B of Form 20-F.
 Kerry Xuefeng Chen
AiHuiShou International Co. Ltd.
June 3, 2021
Page 2
Description of Share Capital, page 209

3. Please revise your Description of Share Capital section to reflect the exclusive forum provision included in Exhibit 3.2. Additionally, please revise your Description of
      American Depositary Shares to state whether the exclusive forum provision applies to actions arising under the Securities Act and Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                           Sincerely,
FirstName LastNameKerry Xuefeng Chen
                                                           Division of
Corporation Finance
Comapany NameAiHuiShou International Co. Ltd.
                                                           Office of Trade &
Services
June 3, 2021 Page 2
cc:       Z. Julie Gao
FirstName LastName